EXHIBIT 99.4
FOR IMMEDIATE RELEASE – May 21, 2010

Anchor Funding Services, Inc. reports first quarter fiscal 2010 results.

Boca Raton, Fl. (PR Newswire) May 21, 2010– Anchor Funding Services, Inc. (OTC Bulletin Board Symbol “AFNG.OB”) announced today its results of operations for the quarter ended March 31, 2010. The company reported first quarter 2010 net finance revenues of $627,175 as compared to $391,379 for the comparable period of the prior year. The company reported a net loss of $91,611 for the three month ended March 31, 2010 as compared to a net loss of $325,881 for the comparable period of the prior year.  The increase in net financing revenues and significantly lower net loss is attributable to an increase in revenues of Anchor's base business and income contribution from its 80% owned subsidiary, Brookridge Funding Services, LLC (“Brookridge”). We continue to experience demand from businesses in many industries seeking credit and accounts receivable financing. As a result, Anchor has enjoyed continued growth in its accounts receivable portfolio having achieved its highest accounts receivable purchase month in April 2010, of approximately $8.4 million, as compared to $ 4.1 million in April 2009. This does not include Brookridge’s accounts receivable purchases.

In addition, in the first quarter of 2010, Anchor began enjoying the benefits of cost saving measures it started in the fourth quarter of 2009. Anchor’s operating expenses for its factoring subsidiary decreased by approximately $151,785 for the three months ended March 31, 2010. This decrease was offset by Brookridge’s operating expenses of approximately $144,585 for the three months ended March 31, 2010. Anchor’s total operating expenses for the three months ended March 31, 2010 were $703,997 compared to $711,197 for the three months ended March 31, 2009, a 1.0% decrease.

In April 2010, Brookridge incurred a credit loss of approximately $670,000 due to what appears to be a fraud committed by a Brookridge client. Anchor’s interest in this loss is 80% or approximately $536,000. Brookridge financed inventory purchased by this client who sold the inventory for the benefit of another company not funded by Brookridge resulting in the loss of Brookridge’s collateral rights in the inventory. As a result, Brookridge is recording a charge of $670,000 for credit losses in April, 2010. Brookridge’s March 31, 2010 outstanding advances to this client were subsequently paid; the charge relates to advances made in April 2010. Brookridge is reviewing all of its options and will pursue all collection remedies available to it under its purchase order and factoring agreements, including enforcement of its rights under a personal guaranty by the client’s principal.

The credit loss adversely impacts Brookridge’s capital and liquidity. Nevertheless, we believe that if MGM Funding, LLC, a company principally owned by the co-chairpersons of Anchor, including its Chief Executive Officer, continues to fund Brookridge and based on its current cash position, Brookridge can meet its cash needs for the next 12 to 15 months.

We are excited about our future expansion opportunities and will continue to communicate important developments as they occur.

About Anchor

Anchor provides innovative accounts receivable funding and credit management services to small and mid-size U.S. businesses.  We also provide purchase order financing through our 80% owned subsidiary, Brookridge Funding Services, LLC. Our funding program which is based upon creditworthiness of accounts receivable, provides rapid and flexible financing to support small businesses’ daily working capital needs.

Additional Information

For additional information, a copy of Anchor’s Form 10-Q can be obtained on the Internet by going to www.sec.gov, clicking “Search for Company filings,” then clicking “Companies & Other Filers,” typing in our company name and clicking “find Companies.”

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995.

Certain statements in this press release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performances or achievements express or implied by such forward-looking statements.  The forward-looking statements are subject to risks and uncertainties including, without limitation, changes in levels of competition, possible loss of customers, and the company’s ability to attract and retain key personnel.

Contact Morry F. Rubin, Chairman and C.E.O. (866) 950- 6669 EXT 302
Email: mrubin@anchorfundingservices.com